UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

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SEC FILE NUMBER 000-25249

CUSIP NUMBER 46118M103

(Check One):	/x/ Form 10-K	/ / Form 20-F	/ / Form 11-K	/ / Form 10-Q	/ / Form N-SAR

	For Period Ended:		February 28, 2001
/ / Transition Report on Form 10-K
/ / Transition Report on Form 20-F
/ / Transition Report on Form 11-K
/ / Transition Report on Form 10-Q
/ / Transition Report on Form N-SAR
For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which this modification relates:

PART I — REGISTRANT INFORMATION
Intraware, Inc. Full Name of Registrant
Former Name if Applicable
25 Orinda Way Address of Principal Executive Office (Street and Number)
Orinda, California 94563 City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof,
/x/	will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

    As a result of negotiations related to financing transactions, and the attendant diversion of management's attention, the Registrant is unable to file its Annual Report on Form 10-K within the prescribed period without unreasonable effort and expense.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	John J. Moss (Name)	925 (Area Code)	253-4500 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
/x/ Yes / / No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
/x/ Yes / / No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Total revenues for the fiscal year ended February 28, 2001 ("FY 2001") were $121.8 million, compared to $96.9 million for the fiscal year ended February 29, 2000 ("FY 2000"). The increase in total revenues was due to the expansion of our customer base and revenue-generating product line through our acquisition of Janus Technologies, Inc., a more experienced sales force, and the maturation of our sales process. In FY 2001, gross profit was $36.6 million, compared to $22.5 million in FY 2000. The increase in gross profit was primarily due to our increase in sales of our proprietary software licenses and services, which generally yield higher gross margins than our sales of third-party software licenses, and to our focus on those third-party software transactions that yielded the relatively highest gross margin to us. For FY 2001, total operating expenses were $95.1 million, compared to $53.2 million for FY 2000. The increase in total operating expenses resulted primarily from general and administrative and product development expenses related to our acquisition of Janus Technologies, Inc. and the associated growth of our development team in Pittsburgh, Pennsylvania; bad debt expense associated with specific accounts receivable; our restructuring initiated on December 1, 2000 that entailed a reduction of our work force from 380 to approximately 200 employees and the consolidation of our office facilities; increases in the number of personnel prior to the restructuring; and merger and acquisition related costs including amortization of intangibles resulting from our acquisitions of Janus Technologies, Inc., Internet Image, Inc., and BITSource, Inc. The net loss attributable to common stockholders was $68.4 million or $(2.57) per share for FY 2001, compared to a net loss attributable to common stockholders of $28.0 million or $(1.14) per share for FY 2000. Additional quantitative information regarding the changes in our results of operations from FY 2000 to FY 2001 is contained in our unaudited statements of operations for FY 2001 included in our press release issued on April 5, 2001.

Intraware, Inc. (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 30, 2001	By	/s/ PETER H. JACKSON
		Name	Peter H. Jackson
		Title	Chief Executive Officer